UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

               Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F   X       Form 40-F
                                 -----               -----

               Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes           No   X
                                 -----        -----

               If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.





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                                   CELANESE AG


            On March 15, 2005 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Disclosure Notice in accordance with Section 15 of the German Securities Trading Law as well as a press release, each regarding the ruling handed down by the Frankfurt am Main district court (Landgericht) with respect to the award proceedings (Spruchverfahren) filed against Celanese Europe Holding GmbH & Co., KG, the majority owner of Celanese AG, on the appropriateness of the guaranteed fixed annual payment (Ausgleich) for the minority shareholders and the cash compensation (Abfindung) for such shareholders to be offered in a domination- and profit and loss transfer agreement. The Disclosure Notice is attached as Exhibit 99.1 hereto and incorporated by reference herein.


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                                    EXHIBITS


           Exhibit No.                           Exhibit
           -----------                           -------

           99.1                                  Disclosure Notice in accordance
                                                 with Section 15 of the German
                                                 Securities Trading Law issued
                                                 March 15, 2005 regarding the
                                                 decision handed down by the
                                                 Frankfurt district court
                                                 (Landgericht) with respect to
                                                 the award proceedings
                                                 (Spruchverfahren) filed against
                                                 Celanese Europe Holding GmbH &
                                                 Co., KG, the majority owner of
                                                 Celanese AG, on the
                                                 appropriateness of the
                                                 guaranteed fixed annual payment
                                                 (Ausgleich) for the minority
                                                 shareholders and the cash
                                                 compensation (Abfindung) for
                                                 such shareholders to be offered
                                                 in a domination- and profit and
                                                 loss transfer agreement.


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




                                   SIGNATURES



                      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CELANESE AG
                                         (Registrant)

                                         By:    /s/ Peter Jakobsmeier
                                                ------------------------
                                         Name:  Peter Jakobsmeier
                                         Title: Member of the Management Board
                                                (Chief Financial Officer)




        Date: March 15, 2005




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





                                  EXHIBIT INDEX


           Exhibit No.                           Exhibit
           -----------                           -------

           99.1                                  Disclosure Notice in accordance
                                                 with Section 15 of the German
                                                 Securities Trading Law issued
                                                 March 15, 2005 regarding the
                                                 decision handed down by the
                                                 Frankfurt district court
                                                 (Landgericht) with respect to
                                                 the award proceedings
                                                 (Spruchverfahren) filed against
                                                 Celanese Europe Holding GmbH &
                                                 Co., KG, the majority owner of
                                                 Celanese AG, on the
                                                 appropriateness of the
                                                 guaranteed fixed annual payment
                                                 (Ausgleich) for the minority
                                                 shareholders and the cash
                                                 compensation (Abfindung) for
                                                 such shareholders to be offered
                                                 in a domination- and profit and
                                                 loss transfer agreement.




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